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Confidential

February 3, 2021

Ms. Kathleen Collins

Ms. Jan Woo

Ms. Joyce Sweeney

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Cloopen Group Holding Limited (CIK No. 0001804583)

Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on Form F-1

Filed on January 29, 2021 (File No. 333-252205)

Dear Ms. Collins, Ms. Woo, Ms. Sweeney and Mr. Kauten,

On behalf of our client, Cloopen Group Holding Limited , a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 2, 2021 on the Company’s amendment No. 1 to registration statement on Form F-1 filed on January 29, 2021 (the “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing amendment No. 2 to registration statement on Form F-1 (the “Amendment No. 2”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 2, marked to show changes to the Amendment No. 1, and two copies of the filed exhibits.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement on or about February 8, 2021, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 •·罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO
SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Prospectus Summary

The Offering, page 10

1.              We note that the number of ordinary shares that will be issued and outstanding on an as-converted basis as of the date of this prospectus includes 21,475,868 pre-offering Class A ordinary shares related to the exercise of options under the 2016 share incentive plan. You state on page 86 that such shares will be subject to restrictions on transfer and repurchase by the company under certain circumstances. Please address the following as it relates to such shares:

•                Reconcile for us 21,475,868 options that were exercised to the 13,925,552 options that are exercisable at September 30, 2020 as disclosed on page F-107 and explain when such options became exercisable;

The Company respectfully advises the Staff that the reconciliation from 21,475,868 options, that were exercised as disclosed on page 86 to the 13,925,552 options that are exercisable as of September 30, 2020, as disclosed on page F-107, is as follows:

Number of options
Options exercisable as of September 30, 2020	13,925,552
- Options exercisable as of September 30, 2020, of which the holders did not elect to exercise at the IPO	(2,624,582)
Options exercisable as of September 30, 2020, of which the holders elected to exercise on January 25, 2021 (a)	11,300,970
+ Options granted but unvested as of September 30, 2020, and were subsequently vested and exercised on January 25, 2021 (b)	329,167
+ Options granted but unvested as of September 30, 2020 and the vesting was accelerated that the options were exercised on January 25, 2021, which may be repurchased by the Company in case of termination of employment (c)	6,685,721
+ Options granted in December 2020 and January 2021, and the vesting was accelerated that the options were exercised on January 25, 2021, which may be repurchased by the Company in case of termination of employment (d)	3,160,010
Pre-offering Class A ordinary shares that will be issued prior to the completion of this offering underlying the exercised options under the 2016 share incentive plan	21,475,868

•                Clarify whether the terms of any options were changed to allow for early exercise. If so, tell us how you accounted for such modification and revise your disclosures as necessary;

The Company respectfully advises the Staff that the options (a) and (b) in the above table, were vested based on the original vesting schedule and then exercised on January 25, 2021.  There was no modification on the above options (a) or (b). Further, while the terms of the options for (c) and (d) were changed to allow for early exercise, the change of terms  also provided the Company with the right to repurchase the ordinary shares at the original exercise price, to the extent any remains unvested based on the original vesting schedule, in case of termination of employment. As a result, the accelerated vesting of the options (c) and (d) is not regarded as a modification from accounting perspective.

•                Tell us when the options were exercised and to the extent necessary, include a discussion of such exercise in your interim period subsequent event footnote disclosures;

The Company respectfully advises the Staff that 21,475,868 options were exercised on January 25, 2021. The accounting impact includes (i) exercise of 11,630,137 fully vested options into ordinary shares on January 25, 2021, which will be treated as outstanding from January 25, 2021 in the Company’s calculation of weighted average shares outstanding in calculating EPS; and (ii) exercise price received from the employees of the 9,845,731 pre-offering Class A ordinary shares. The Company concluded not to disclose such option exercise in the subsequent footnote disclosure because they are not material.

•                Explain why the ordinary shares have not yet be issued;

The Company respectfully advises the Staff that all the 21,475,868 ordinary shares were issued as of the date of this submission and the delay between exercise and issuance of shares were due to certain administrative process for issuance of shares such as preparing share issuance documentations.

•                Revise your description of the 2016 Plan on page 191 to explain any restrictions on the ordinary shares upon exercise, the nature of the restrictions and whether such restrictions will remain in effect following the offering;

In response to the Staff’s comment, the Company has revised the disclosure on page 190 of the Amendment No. 2.

•                Explain why you factor these shares in the number of ordinary shares outstanding at the time of the offering in your Prospectus Summary but not for purposes of your pro forma Capitalization or Dilution disclosures; and tell us how you considered these shares for purposes of your pro forma loss per share calculation.

The Company included the 21,475,868 ordinary shares in the disclosure of the number of ordinary shares outstanding at the time of the offering in the Prospectus Summary because those shares are considered legally outstanding.

The Company respectfully advises the Staff that, the pro forma impact of the exercise of the 11,630,137 options are not material and the Company concluded not to include these shares in the pro forma capitalization or dilution disclosures or the pro forma loss per share calculation.

The ordinary shares exercised on the 9,845,731 options provided the Company with the right to repurchase the ordinary shares at the original exercise price, to the extent any remains unvested based on the original vesting schedule, in case of termination of employment and as discussed above are not deemed outstanding. Accordingly, the 9,845,731 options are excluded from the pro forma capitalization, the dilution disclosures and the pro forma loss per share calculation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 85, 86 and 98 of the Registration Statement.

2.              Please tell us whether the 6,410,750 ordinary shares that were issued to management upon the exercise of options were granted under the 2016 or 2021 Share Incentive Plan. In this regard, it appears from your disclosures on page 193 that such shares were issued under the new 2021 Plan. If not, please revise as necessary. Also, clarify whether these shares are included in the 21,475,868 exercised options noted above. If not, tell us when these options were granted and exercised and revise your subsequent event footnote disclosures accordingly. Lastly, tell us whether additional compensation expense will be recognized related to such awards and if so, your consideration to include such shares and any related expense in your pro forma disclosures.

The Company respectfully advises the Staff that such 6,410,750 ordinary shares were issued due to exercise of options under the 2016 Plan. These shares were included in the 21,475,868 ordinary shares noted in the Company's response to  Comment 1. No additional compensation expense will be recognized, because there was no modification accounting and/or they were already vested upon the exercise of the options.  As a result, the Company concluded not to revise the subsequent event footnote.

Summary Consolidated Financial and Operating Data, page 15

3.              We note that during the fourth quarter of fiscal 2020, you recorded RMB23,218,856 related to the waiver of Mr. Sun’s subscription receivable. Please tell us your consideration to include this transaction in your pro form per share calculations as well as your Capitalization information or at a minimum, revise to include a discussion of this transaction in the footnotes to these tables.

In response to the Staff’s comment, the Company has revised the pro form per share calculation and capitalization information to include the impact of the waiver of Mr. Sun’s subscription on pages 14, 15, 83 and 98 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 14. Share-based Compensation, page F-42

4.              We note that you revised the amount of unrecognized share-based compensation at December 31, 2019 for you restricted share awards from RMB123,538,274 to RMB58,444,286. Please explain to us the basis for this change and clarify whether the RMB15.1 million and RMB32.4 million of share-based compensation recognized during the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively, was based off of the RMB123.5 million valuation or the RMB73.5 million valuation as disclosed in response to prior comment 1. In your response, please provide the calculations that support the compensation expense recognized in each period.

Please explain to us the basis for this change

When the Company updated its pro forma and capitalisation table with reference to the unrecognized share-based compensation disclosure included in the financial statements for the year ended December 31, 2019 and the nine-month period ended September 30, 2020, the Company noted an error in the total unrecognized compensation expense related to restricted ordinary shares as of December 31, 2019, which did not affect the grant date valuation nor the amount of share-based compensation recognized in each period.

To correct the error, the Company revised the amount of unrecognized share-based compensation at December 31, 2019 for the restricted ordinary shares from RMB123.5 million to RMB58.4 million.

Clarify whether the RMB15.1 million and RMB32.4 million of share-based compensation recognized during the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively, was based off of the RMB123.5 million valuation or the RMB73.5 million valuation as disclosed in response to prior comment 1.

The Company respectfully advises the Staff that the revision is not related to the grant date valuation of share-based compensation, and the RMB15.1 million and RMB32.4 million of share-based compensations recognized during the year ended December 31, 2019 and the nine months ended September 30, 2020 for the 8,154,893 restricted ordinary shares were based on the RMB73.6 million valuation as disclosed in response to prior comment 1 dated on January 29, 2021.

In your response, please provide the calculations that support the compensation expense recognized in each period.

The reconciliation and calculations of share-based compensation expenses recognised for the year ended December 31, 2018 and 2019 and the nine months ended September 30, 2020 are as follows:

Unrecognised share-based compensation for restricted ordinary shares	Year ended December 31, 2019		Nine months ended September 30, 2020
	RMB million		RMB million
Opening balance	—		58.5	**

Fair value of restricted ordinary shares	73.6	*	34.0	**

Amount recognised as expenses during the year/period for:
- 8,154,893 restricted ordinary shares issued in 2019 (1)	(15.1	)*	(32.4	)*
- 3,706,745 restricted ordinary shares issued in 2020 (2)	—		(34.0)
- Subtotal	(15.1	)**	(66.4	)**

Exchange adjustment	—		0.7
Closing balance	58.5	**	26.8	**

*            Amount disclosed in the response to prior comment 1.

**     Amount disclosed in share-based compensation footnote in the financial statements for the year ended December 31, 2019 and the nine months ended September 30, 2020.

(1)         The 8,154,893 restricted ordinary shares were subject to a graded vesting schedule that 1/3 of the ordinary shares vest on the first anniversary of August 28, 2019 with the remaining 2/3 vesting evenly over the next two years. Such restricted shares are also subject to immediate vesting upon the Company’s completion of a qualified IPO.

As derived from the above vesting schedule, 20% (equivalent to US$2.2 million or RMB15.1 million), 43% (equivalent to US$4.6 million or RMB32.4 million) and 37% (equivalent to US$4.0 million or RMB26.8 million) of the total share-based compensation (ie US$10.8 million or RMB73.6 million) are recognized as expenses during the year ended December 31, 2019, during the nine months ended September 30, 2020 and afterward, respectively.

(2)         Under the original vesting terms, the 3,706,745 restricted ordinary shares were subject to a graded vesting that 1,853,373 restricted ordinary shares will vest on March 25, 2021 and the remaining 1,853,372 restricted ordinary shares will vest evenly over the next twelve months.

In July 2020, the Company accelerated the vesting of 3,706,745 restricted shares so that all the restricted shares vested immediately. The Company accounted for the modification as a Type I (probable-to-probable) modification. Such a modification resulted in the unrecognized share-based compensation expense to be recognized as expenses at the time of the modification. As a result, the whole amount of share-based compensation of RMB34.0 million was recognized during the nine months ended September 30, 2020.

Exhibits

5.              Please revise the deposit agreement and form of ADS to clarify that the jury trial waiver provision applies to claims under the securities laws.

In response to the Staff’s comment, the Company has filed amended exhibits to the Amendment No. 2 and will file an amendment to the registration statement on Form F-6 (No.333- 252455) to revise the deposit agreement.

***

If you have any questions regarding the Amendment No. 2, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Johnny Lei, the partner at KPMG Huazhen LLP, by telephone at +86-10-8508-7213, or via e-mail at johnny.lei@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Changxun Sun, Chief Executive Officer, Cloopen Group Holding Limited

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Johnny Lei, Partner, KPMG Huazhen LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP